UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SKECHERS U.S.A., INC.

(Exact name of registrant as specified in its charter)

Delaware	001-14429
(State or other jurisdiction	(Commission
of incorporation)	File Number)

228 Manhattan Beach Boulevard,

Manhattan Beach, California 90266

(Address of principal executive offices) (Zip Code)

Philip G. Paccione

General Counsel, Executive Vice President and Corporate Secretary

(310) 318-3100

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In July 2010, the United States Congress enacted legislation that requires certain public companies to provide disclosure about the use in products they manufacture (or contract to manufacture) of tin, tantalum, tungsten, gold or their derivatives (“Conflict Minerals”) emanating from the Democratic Republic of the Congo and its adjoining countries (the “Covered Countries”). The legislation is codified in Section 13(p), and Rule 13p-1 (the “Rule”), under the Securities Exchange Act of 1934, as amended (the “Act”), and applies to issuers that manufacture or contract to manufacture products for which Conflict Minerals are necessary to the functionality or production.

As required by the Rule, Skechers U.S.A., Inc. (the “Company”) undertook an analysis of its products to determine whether it would be deemed under the Rule to manufacture or contract to manufacture any product in which any Conflict Mineral was necessary to the functionality or production of such product. As a result, the Company determined that during the reporting period January 1, 2023 to December 31, 2023 (the “Relevant Period”), the Company contracted with certain vendors (the “Covered Vendors”) to manufacture certain products (the “Covered Products”) that contain Conflict Minerals necessary to the functionality or production of the Covered Products. Accordingly, the Company conducted a reasonable country of origin inquiry with respect to the Conflict Minerals in such Covered Products (the “RCOI”), as required by the Act.

The Company’s RCOI process commenced with the preparation of a conflict minerals questionnaire that was then distributed to all Covered Vendors. The Covered Vendors completed such questionnaires and returned them to the Company. Buying personnel at the Company then reviewed the responses. When the nature of a response warranted further analysis, Company personnel contacted the relevant Covered Vendor for further evidence, either oral or written, to clarify or validate the response.

Based on the results of its RCOI, the Company determined it has no reason to believe that, during the Relevant Period, its Covered Products contain Conflict Minerals that may have originated in the Covered Countries.

The foregoing information is separately disclosed on the Company’s corporate information website at https://investors.skechers.com/corporate-governance/governance-documents under the heading “Conflict Minerals Disclosure.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SKECHERS U.S.A., INC.

May 31, 2024	By:	/s/ John Vandemore

Name: John Vandemore
Title: Chief Financial Officer